 Exhibit 99.1

Golden Star Reports Second Quarter 2016 Results

TORONTO, July 25, 2016 /CNW/ - Golden Star Resources Ltd. (NYSE MKT: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") reports its financial and operational results for the second quarter ended June 30, 2016.

Highlights:

•	Gold production of 42,461 ounces during the second quarter of 2016, in line with expectations
•	Consolidated cash operating costs[1] of $959 per ounce, in line with expectations, a decrease of 14% from the second quarter of 2015 ("Q2 2015")
•	$975 per ounce at Wassa Gold Mine ("Wassa"), an increase of 6% from Q2 2015
•	$943 per ounce at Prestea Gold Mine ("Prestea"), a decrease of 26% from Q2 2015
•	All-in sustaining costs[1] ("AISC") of $1,185 per ounce, a decrease of 7% from Q2 2015
•	Capital expenditures of $23.0 million during the quarter, an increase of 80% compared to Q2 2015, as the development of the Wassa Underground Gold Mine ("Wassa Underground") and the Prestea Underground Gold Mine ("Prestea Underground") continued apace
•	Pre-commercial production commenced at Wassa Underground, subsequent to quarter-end
•	Construction activities at Prestea Underground continue to advance, with first gold production on schedule for mid-2017
•	At the half year, the Company remains on track to achieve its full-year production guidance, cash operating cost[1] and capital expenditure guidance
•	Cash flow generated before changes in working capital[1] of $19.3 million or $0.07 per share in the quarter, a significant improvement over the $18.1 million cash used, or cash used of $0.03 per share, in Q2 2015
•	Consolidated cash balance of $7.6 million, prior to the receipt of the $20 million scheduled advance payment on July 1, 2016 from RGLD Gold AG ("RGLD"), a subsidiary of Royal Gold, Inc., pursuant to the streaming agreement, as amended (the "Streaming Agreement") with RGLD

Sam Coetzer, President and Chief Executive Officer of Golden Star, commented:

"The second quarter of 2016 and the weeks that have followed have been an important time for Golden Star.  Our capital expenditures during the quarter were $23.0 million and this reflects the work at both underground developments, which continued to gather momentum.  As a result, in early July the first stope was blasted at Wassa Underground, which is a significant milestone in the Company's transformation into a high grade, low cost producer.  We remain on track to deliver commercial production at Prestea Underground in mid-2017 and to achieve our full year production, cash operating cost and capital expenditure guidance."

[1] See "Non-GAAP Financial Measures".

SUMMARY OF CONSOLIDATED OPERATIONAL AND FINANCIAL RESULTS

		Three Months Ended June 30,
OPERATING SUMMARY		2016	2015
Wassa gold sold	Oz	21,092	24,829
Prestea gold sold	Oz	20,912	30,303
Total gold sold	Oz	42,004	55,132
Total gold produced	Oz	42,461	55,132
Average realized gold price	$/oz	1,225	1,193

Cash operating cost per ounce - Wassa[1]	$/oz	975	918
Cash operating cost per ounce - Bogoso/Prestea[1]	$/oz	943	1,273
Cash operating cost per ounce[1]	$/oz	959	1,113
All-in sustaining cost per ounce[1]	$/oz	1,185	1,274

FINANCIAL SUMMARY
Gold revenues	$'000	51,457	65,796
Cost of sales excluding depreciation and amortization	$'000	42,956	78,738
Depreciation and amortization	$'000	4,136	13,175
Mine operating margin/(loss)	$'000	4,365	(26,117)
General and administrative expense	$'000	8,645	4,829
Loss on fair value of financial instruments	$'000	18,071	1,266

Net loss attributable to Golden Star shareholders	$'000	(22,034)	(61,503)
Adjusted net earnings/(loss) attributable to Golden Star shareholders[1]	$'000	1,433	(15,727)
Loss per share attributable to Golden Star shareholders - basic and diluted	$/share	(0.08)	(0.24)
Adjusted earnings/(loss) per share attributable to Golden Star shareholders - basic and diluted[1]	$/share	0.01	(0.07)
Cash provided by/(used in) operations	$'000	6,123	(2,664)
Cash provided by/(used in) operations before working capital changes[1]	$'000	19,293	(18,090)
Cash provided by/(used in) operations per share - basic and diluted	$/share	0.02	(0.01)
Cash provided by/(used in) operations before working capital changes per share - basic and diluted	$/share	0.07	(0.03)

Capital expenditures	$'000	23,007	12,754

[1] See "Non-GAAP Financial Measures".

OPERATIONAL PERFORMANCE

The focus of the second quarter of 2016, from an operational perspective, was progressing Wassa Underground towards commencing pre-commercial production.  This was achieved 10 days after the quarter-end on July 10, 2016.  Construction work also continued at Prestea Underground, with commercial production remaining on target for mid-2017.

During the quarter, 42,461 ounces of gold were produced at consolidated cash operating costs of $959 per ounce, a decline of 14% from Q2 2015.  The AISC was $1,185 per ounce, a decline of 7% from Q2 2015.  Importantly, sustaining capital for the second quarter of 2016 was $3.2 million, which is 36% of the total sustaining capital budget of $9 million for the year.  One of the primary uses of sustaining capital during the quarter was to fund the upgrade work to the Wassa processing plant and the work was completed on time and on budget.  However the $3.2 million incurred represented a 60% increase compared to Q1 2016, when $2.0 million of sustaining capital was incurred, and as a result, the AISC for the second quarter is atypically inflated.

Although costs for the second quarter of 2016 were higher than the Company's guidance range for the full year, during the first six months of the year the Company's cash operating costs of $826 per ounce are in line with its expectations.  The AISC for the first half of 2016 was $1,016 per ounce.  The Company remains on track to achieve its full year production guidance in terms of production, cash operating costs and capital expenditures.

Furthermore, costs are expected to decrease further as the Company continues its transition to non-refractory lower cost production and moves towards the commencement of commercial production at both high grade underground projects.

Wassa Gold Mine

		Three Months Ended June 30,
		2016	2015
WASSA FINANCIAL RESULTS
Revenue	$'000	$25,649	$29,615

Mine operating expenses	$'000	23,291	24,412
Severance charges	$'000	—	322
Royalties	$'000	1,361	1,483
Operating costs to metals inventory	$'000	(2,733)	(1,621)
Inventory net realizable value adjustment	$'000	—	721
Cost of sales excluding depreciation and amortization	$'000	21,919	25,317
Depreciation and amortization	$'000	3,149	2,841
Mine operating margin	$'000	581	1,457

Capital expenditures	$'000	13,413	6,979

WASSA OPERATING RESULTS
Ore mined	t	650,989	753,883
Waste mined	t	2,629,485	2,688,452
Ore processed	t	573,760	609,076
Grade processed	g/t	1.16	1.36
Recovery	%	94.0	94.1
Gold produced	oz	21,543	24,829
Gold sold	oz	21,092	24,829

Cash operating cost per ounce[1]	$/oz	975	918

[1] See "Non-GAAP Financial Measures".

Wassa Operational Overview

Gold production from the Wassa Main Pit was 21,543 ounces for the second quarter of 2016.  Golden Star expected there to be a decline in second quarter 2016 production compared to the first quarter due to a scheduled maintenance shutdown at the Wassa processing plant, in addition to the seasonality traditionally impacting the second and third quarters of the year.  The planned shutdown lasted for 2.5 weeks and during this time Golden Star's operational team rebuilt the ball mill foundation, replaced critical components of the primary crusher and upgraded the electrical system in the carbon-in-leach plant.  This work was completed successfully and the operational team has reported an increase in throughput as a result.

Wassa reported a cash operating cost per ounce for the second quarter of 2016 of $975, an increase of 6% compared to Q2 2015.  Primarily this slight increase is a reflection of 15% decrease in gold sold as a result of the scheduled plant shutdown.

Capital expenditures at Wassa for the quarter were $13.4 million, a greater than 90% increase compared to Q2 2015.  The majority of this amount was development capital, with $8.4 million relating to Wassa Underground and $2.9 million for the improvement of the tailings storage facility.  The remaining $2.0 million was sustaining capital.

Wassa Underground Development

Wassa Underground commenced pre-commercial production post-period end. The successful blasting of the first stope in the F Shoot delivered the first ore from the new underground mine to the Wassa processing plant.  This first stope was mined using longitudinal longhole open stoping, utilizing remote control scoops for ore loading and then hauled to surface via 50 tonne trucks.

The first stope is in the upper part of the F Shoot, which is one of the more moderate grade areas of the deposit.  The higher grade areas within the B Shoot are scheduled to be accessed in early 2017.

Wassa Underground is expected to achieve commercial production in early 2017 and the full production rate is expected to be achieved in 2018.

The development rate at Wassa Underground during the second quarter of 2016 was 9.2 metres per day, which compares to an average of 8.6 metres per day during the first quarter of 2016. The development rate is currently 10-12 metres per day and it is expected to continue to increase throughout the second half of 2016 as efficiencies improve and more development faces become available.

Wassa Underground is forecast to produce 20,000-25,000 ounces of pre-commercial gold production in 2016 and it remains on track to achieve this guidance.  Production from the combined Wassa Main Pit and Wassa Underground operations is expected to be 120,000-135,000 ounces of gold in 2016 and average life of mine combined production is anticipated to be 163,000 ounces of gold per annum.

Prestea Gold Mine

		Three Months Ended June 30,
		2016	2015
PRESTEA FINANCIAL RESULTS
Revenue	$'000	$25,808	$36,181

Mine operating expenses	$'000	18,654	35,835
Severance charges	$'000	—	13,038
Royalties	$'000	1,320	1,810
Operating costs from metals inventory	$'000	1,063	2,738
Cost of sales excluding depreciation and amortization	$'000	21,037	53,421
Depreciation and amortization	$'000	987	10,334
Mine operating margin/(loss)	$'000	$3,784	$(27,574)

Capital expenditures	$'000	9,594	5,775

PRESTEA OPERATING RESULTS
Ore mined refractory	t	—	427,808
Ore mined non-refractory	t	306,157	—
Total ore mined	t	306,157	427,808
Waste mined	t	1,067,206	664,036
Refractory ore processed	t	—	513,550
Refractory ore grade	g/t	—	2.06
Gold recovery - refractory ore	%	—	68.1
Non-refractory ore processed	t	377,636	380,452
Non-refractory ore grade	g/t	1.95	0.87
Gold recovery - non-refractory ore	%	85.9	43.7
Gold produced - refractory	oz	—	25,702
Gold produced - non-refractory	oz	20,918	4,601
Gold produced – total	oz	20,918	30,303
Gold sold – refractory	oz	—	25,702
Gold sold - non-refractory	oz	20,912	4,601
Gold sold – total	oz	20,912	30,303

Cash operating cost per ounce [1]	$/oz	943	1,273

[1] See "Non-GAAP Financial Measures".

Prestea Operational Overview

Non-refractory gold production from the Prestea Open Pits was 20,918 ounces for Q2 2016, compared to 4,601 ounces for the same period in 2015 due to the fact that the mining and processing of the Prestea oxide ore did not commence until Q3 2015. Non-refractory production in Q2 2015 was processed from low grade tailings. Refractory gold production, which was suspended at the end of the third quarter of 2015, was 25,702 ounces of gold during Q2 2015.

Prestea reported a cash operating cost per ounce of $943 for the second quarter of 2016, compared to $1,273 for the same period in 2015. This 26% decrease in cash operating costs per ounce is due to the change in cost profile at Prestea. Mining and processing costs in the second quarter of 2016 were attributable to the lower cost non-refractory operation whereas 85% of gold sold in the same period in 2015 was attributable to the higher cost, higher power consuming refractory operation.

Total capital expenditures for the quarter were $9.6 million, a 66% increase compared to the same period in 2015.  This is as a result of an increase in development capital expenditures, which totaled $7.7 million and were used to continue to advance Prestea Underground towards production.

Prestea Underground Development

The Feasibility Study results for Prestea Underground were reported in December 2015 and indicated a post-tax internal rate of return ("IRR") of 42% and net present value ("NPV") of $124 million based on a discount rate of 5% and gold price assumption of $1,150 per ounce. Cash operating costs of $462 per ounce and AISC of $603 per ounce were estimated over the mine life of 5.5 years at an average annual production rate of 80,000 ounces.

In January 2016, an internal study was commenced to investigate changing the proposed Feasibility Study mining method from conventional shrinkage mining to mechanized shrinkage mining. The study was completed in March 2016 and indicated an increase in value with a post-tax IRR of 54% and NPV of $134 million based on a discount rate of 5% and gold price assumption of $1,150 per ounce. At a $1,300 per ounce gold price, which is more in line with today's spot price, the project delivers a post-tax IRR of 65% and NPV of $183 million.  Cash operating costs of $468 per ounce and AISC of $615 per ounce were estimated over the mine life of 4.5 years at an average annual production rate of 90,000 ounces.

Based on these improved economic parameters and on expectations for improved safety and efficiency using mechanized shrinkage mining, this method will be used for the extraction of the Prestea West Reef orebody. The change in mining method does not constitute a material change in the economics or capital presented in the Feasibility Study and the change in mining method has not resulted in any change to the Mineral Reserves or Mineral Resources.

During the quarter, engineering, procurement, rehabilitation, and construction activities all progressed.  Rehabilitation works on 24 level to improve the track for high-speed haulage and to install new electrical and water supply services are nearing completion.  The winder upgrade is progressing with manufacturing of key electrical and mechanical items which, combined with the shaft rehabilitation, will enable an increase in hoisting capacity to satisfy the production profile in 2017.  Significant quantities of electrical equipment for the electrical upgrade have arrived on site and construction has commenced. Other equipment and material procurement for the project is ongoing and in various phases of manufacturing and delivery to site.

Construction activities continue to advance according to schedule and pre-development of the resource is expected to commence as planned from the fourth quarter of 2016.  Stoping is expected to start in the second quarter of 2017 and commercial production is anticipated to be declared in mid-2017.

FINANCIAL PERFORMANCE

Capital Expenditures

An important point to note in terms of the Company's financial performance during the quarter is the capital expenditures of $23.0 million.  This represents an increase of 80% compared to Q2 2015 and an increase of 45% compared to Q1 2016.  It reflects the acceleration of development work at both underground projects.

Second Quarter 2016 Capital Expenditures Breakdown

Item	Sustaining	Development	Total
Wassa Open Pit and Processing Plant	2.1
Wassa Tailings Expansion		2.9
Wassa Underground		8.4
Wassa Subtotal			13.4
Prestea Open Pit Mines	1.9
Prestea Underground		7.7
Prestea Subtotal			9.6
Consolidated	4.0	19.0	23.0
Please note numbers may not add due to rounding.

During the first half of 2016, $38.9 million of the total $90 million capital expenditures budget for the year was incurred, with the remaining $51.1 million expected to be incurred in the second half of 2016 as development work continues apace at both Wassa Underground and Prestea Underground.

Other Financial Highlights

Other highlights of the quarter included revenue of $51.5 million from gold sales of 42,004 ounces at an average realized gold price of $1,225 per ounce.  This represents a decrease in revenue of 22% from Q2 2015, which is primarily attributed to lower production as a result of the suspension of the Bogoso refractory operation in late 2015 and reduced production from Wassa as a result of the scheduled plant shutdown.  However the decline in gold sales was partially offset by the higher realized gold price.

Cost of sales excluding depreciation and amortization was $43.0 million in the quarter, which is a significant decline from the $78.7 million cost of sales in Q2 2015.  This is as a result of fewer ounces sold compared to Q2 2015, lower mine operating expenses following the closure of the high cost Bogoso refractory operation and the $13.0 million of severance payments at Bogoso incurred in Q2 2015.

Depreciation and amortization declined by 69% from Q2 2015 to $4.1 million, as a result of fewer ounces produced.  As a result of lower cost of sales and depreciation and amortization, mine operating margin increased significantly to $4.4 million from the $26.1 million mine operating loss in Q2 2015.

General and administrative ("G&A") expenses were $8.6 million for the quarter, which includes $5.4 million of non-cash share-based compensation expense reflecting the substantial improvement in the Company's share price in the quarter.  G&A expenses excluding non-cash share-based compensation costs totaled $3.2 million for the quarter, which represents a decrease of $0.1 million compared to Q2 2015.

The Company also recorded $18.1 million of fair value losses on financial instruments comprised of a $15.2 million non-cash revaluation loss on its 5% convertible senior unsecured debentures due June 1, 2017 (the "5% Convertible Debentures"), $0.9 million non-cash revaluation loss on warrants, $1.5 million non-cash revaluation loss on forward and collar contracts and $0.5 million realized loss on settled forward and collar contracts.  The $1.3 million fair value loss recognized in the second quarter of 2015 was a non-cash revaluation loss on the 5% Convertible Debentures.

The net loss attributable to Golden Star shareholders in the quarter was $22.0 million and after certain adjustments, the adjusted net earnings attributable to Golden Star shareholders was $1.4 million, a significant improvement from the adjusted net loss attributable to Golden Star shareholders reported in Q2 2015 of $15.7 million.

Cash flow provided by operations before changes in working capital for the quarter was $19.3 million or $0.07 per share, a significant improvement on Q2 2015 when $18.1 million was used by the operations or $0.03 per share.  This increase is attributable to the higher operating margins at both operations and the advance payment received from RGLD on April 1, 2016, pursuant to the Streaming Agreement.  Cash flow provided by operations for the quarter was $6.1 million or $0.02 per share, which also represents an improvement on Q2 2015 when $2.7 million or $0.01 per share was used in operations.

The consolidated cash balance was $7.6 million at the end of the second quarter 2016. This does not reflect the $20 million received on July 1, 2016 from RGLD.

Other Corporate Developments

Settlement of Convertible Debentures

During the second quarter the Company repurchased $3.6 million principal amount of its 5% Convertible Debentures for $1.8 million that included an interest payment of $0.1 million. Following this event, $73.9 million principal amount of the 5% Convertible Debentures remains outstanding and is due to mature on June 1, 2017.

$15 Million Bought Deal Financing

On May 9, 2016, the Company completed a bought deal public offering of 22,750,000 common shares at a price of $0.66 per share for aggregate gross proceeds of $15 million (the "Offering").

The net proceeds of the Offering were used for debt reduction as well as for working capital and general corporate purposes.

Settlement of $36.5 Million of Current Account Payable

During the second quarter of 2016, the Company entered into an agreement with a significant vendor to settle $36.5 million of current liabilities.  Under this agreement, the Company has paid the vendor $12 million and deferred the remaining $24.5 million until January 2018 after which, the outstanding balance will be repaid in equal installments over 24 months with interest of 7.5% that will accrue and be payable beginning in January 2017.

$20 Million Received from Streaming Agreement with Royal Gold

Golden Star received two scheduled advance payments from RGLD of $20.0 million on April 1, 2016 and July 1, 2016, pursuant to the Streaming Agreement.  This second payment brings the payments made to date to $115 million of the total $145 million expected before the end of January 2017.  Payments under the Streaming Agreement are being used to enable Golden Star to continue its transformation to becoming a low cost, non-refractory gold producer.

Forward and Collar Contracts

During the first quarter of 2016, Golden Star initiated a gold hedging program to limit its exposure to the fluctuations in the gold price during the development phase of the Wassa Underground and Prestea Underground projects.

On July 25, 2016, the Company has the following outstanding contracts: (i) forward sales contracts for 6,000 ounces (or 1,000 ounces per month from July to December 2016) at a gold price of $1,188 per ounce, and (ii) costless collars on 24,000 ounces with a floor price of $1,125 per ounce and a ceiling ranging between $1,245 per ounce and $1,325 per ounce for period from July to December 2016. During the second quarter of 2016, the Company realized a loss of $0.5 million on settled contracts.

Outlook

Golden Star remains on track to achieve full year production of 180,000-205,000 ounces of gold in 2016, including 20,000–25,000 ounces of pre-commercial production from Wassa Underground.  As part of this guidance, the Company is expecting production in the third quarter of 2016 to be approximately in line with production in the second quarter due to the seasonality that traditionally impacts Q2 and Q3.  Gold production is expected to strengthen again by the fourth quarter.

The Company also maintains its cash operating cost guidance of between $815 and $925 per ounce and its capital expenditure guidance of $90 million, which includes $81 million of development capital and $9 million of sustaining capital.  Golden Star expects its cash operating costs to decrease further as both underground development projects commence commercial production and the Company completes its transformation into a high grade, low cost gold producer.

Second Quarter 2016 Conference Call Cancelled

Golden Star will no longer be hosting a conference call for the second quarter 2016 results.

All monetary amounts refer to United States dollars unless otherwise indicated.

Company Profile

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea mines situated on the prolific Ashanti Gold Belt in western Ghana, Africa. Listed on the NYSE MKT, the TSX, and the GSE, Golden Star is strategically focused on increasing operating margins and cash flow through the development of two high grade, low cost underground mines both in conjunction with existing open pit operations. The Wassa Underground commenced pre-commercial production in mid-2016 and the Prestea Underground is expected to commence production in mid-2017. Both projects are fully funded and on track to begin production as expected. Production in 2016 is expected to be between 180,000–205,000 ounces of gold with costs of US$815-US$925 per ounce.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Stated in thousands of U.S. dollars except shares and per share data)
(Unaudited)

	Three Months Ended June 30,
	2016	2015

Revenue	$51,457	$65,796
Cost of sales excluding depreciation and amortization	42,956	78,738
Depreciation and amortization	4,136	13,175
Mine operating margin/(loss)	4,365	(26,117)

Other expenses/(income)
Exploration expense	539	325
General and administrative	8,645	4,829
Finance expense, net	2,730	2,104
Other income	(2,784)	(49)
Loss on fair value of financial instruments, net	18,071	1,266
Impairment charges	—	34,396
Net loss and comprehensive loss	$(22,836)	$(68,988)
Net loss attributable to non-controlling interest	(802)	(7,485)
Net loss attributable to Golden Star shareholders	$(22,034)	$(61,503)

Net loss per share attributable to Golden Star shareholders
Basic and diluted	$(0.08)	$(0.24)
Weighted average shares outstanding-basic and diluted (millions)	273.1	259.5

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Stated in thousands of U.S. dollars)
(Unaudited)

	As of
	June 30, 2016	December 31, 2015
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$7,577	$35,108
Accounts receivable	6,817	5,114
Inventories	42,904	36,694
Prepaids and other	4,781	5,754
Total Current Assets	62,079	82,670
RESTRICTED CASH	6,463	6,463
MINING INTERESTS	178,738	149,849
Total Assets	$247,280	$238,982

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$87,057	$110,811
Derivative liabilities	5,120	407
Current portion of rehabilitation provisions	4,687	3,660
Current portion of long term debt	67,862	22,035
Current portion of deferred revenue	16,818	11,507
Total Current Liabilities	181,544	148,420
LONG TERM DEBT	59,157	91,899
DEFERRED REVENUE	62,955	53,872
REHABILITATION PROVISIONS	72,981	76,025
OTHER LONG TERM LIABILITY	7,985	—
Total Liabilities	384,622	370,216

SHAREHOLDERS' EQUITY
SHARE CAPITAL
First preferred shares, without par value, unlimited shares authorized. No shares issued and outstanding	—	—
Common shares, without par value, unlimited shares authorized	709,295	695,555
CONTRIBUTED SURPLUS	33,286	32,612
DEFICIT	(813,287)	(793,304)
Deficit attributable to Golden Star	(70,706)	(65,137)
NON-CONTROLLING INTEREST	(66,636)	(66,097)
Total Liabilities and Shareholders' Equity	$247,280	$238,982

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in thousands of U.S. dollars)
(Unaudited)

	Three Months Ended June 30,
	2016	2015

OPERATING ACTIVITIES:
Net loss	$(22,836)	$(68,988)
Reconciliation of net loss to net cash provided by/(used in) operating activities:
Depreciation and amortization	4,141	13,185
Net realizable value adjustment on inventory	—	721
Impairment charges	—	34,396
Share-based compensation	5,396	1,530
Loss on fair value of 5% Convertible Debentures	15,677	1,266
Loss on fair value of warrants	853	—
Recognition of deferred revenue	(2,831)	—
Proceeds from Royal Gold stream	20,000	—
Unrealized loss on non-hedge derivative contracts	1,475	—
Reclamation expenditures	(1,169)	(1,007)
Other	(1,413)	807
Changes in working capital	(13,170)	15,426
Net cash provided by/(used in) operating activities	6,123	(2,664)
INVESTING ACTIVITIES:
Additions to mining properties	(348)	(77)
Additions to plant and equipment	—	(874)
Additions to construction in progress	(22,659)	(11,803)
Change in accounts payable and deposits on mine equipment and material	234	2,063
Net cash used in investing activities	(22,773)	(10,691)
FINANCING ACTIVITIES:
Principal payments on debt	(2,355)	(4,379)
Proceeds from debt agreements	—	15,000
5% Convertible Debentures repurchase	(1,701)	—
Shares issued, net	13,706	—
Exercise of options	16	—
Net cash provided by financing activities	9,666	10,621
Decrease in cash and cash equivalents	(6,984)	(2,734)
Cash and cash equivalents, beginning of period	14,561	24,182
Cash and cash equivalents, end of period	$7,577	$21,448

Non-GAAP Financial Measures

In this press release, we use the terms "cash operating cost per ounce", "all-in sustaining costs per ounce", "cash provided by operations before changes in working capital", "cash flow generated before changes in working capital" and "adjusted net earnings/ (loss) attributable to shareholders".  These should be considered as non-GAAP financial measures as defined in applicable Canadian and United States securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

"Cost of sales excluding depreciation and amortization" as found in the statements of operations includes all mine-site operating costs, including the costs of mining, ore processing, maintenance, work-in-process inventory changes, mine-site overhead as well as production taxes, royalties, and by-product credits, but excludes exploration costs, property holding costs, corporate office general and administrative expenses, foreign currency gains and losses, gains and losses on asset sales, interest expense, gains and losses on derivatives, gains and losses on investments and income tax expense/benefit.  "Cash operating cost per ounce" for a period is equal to "Cost of sales excluding depreciation and amortization" for the period less royalties, the cash component of metals inventory net realizable value adjustments and severance charges divided by the number of ounces of gold sold during the period.  We use cash operating cost per ounce as a key operating indicator. We monitor this measure monthly, comparing each month's values to third quarters' values to detect trends that may indicate increases or decreases in operating efficiencies. We provide this measure to investors to allow them to also monitor operational efficiencies of the Company's mines. We calculate this measure for both individual operating units and on a consolidated basis. Since cash operating costs do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under International Financial Reporting Standards ("IFRS").

"All-In Sustaining Costs" commences with cash operating costs and then adds sustaining capital expenditures, corporate general and administrative costs excluding non-cash share based compensation, mine site exploratory drilling and greenfield evaluation costs and environmental rehabilitation costs.  This measure seeks to represent the total costs of producing gold from current operations, and therefore it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, interest costs or dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of all-in sustaining costs does not include depreciation expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company's overall profitability.  Non-cash share-based compensation expenses are now also excluded from the Company's current method of calculating All-In Sustaining Costs, as the Company believes that such expenses may not be representative of the actual payout on the equity and liability based awards. Non-cash share-based compensation expenses were previously included in the calculation of all-in sustaining costs. The Company has presented comparative figures to conform with the computation of All-in Sustaining Costs as currently calculated by the Company.

"Cash provided by operations before working capital changes" and "cash flow generated before changes in working capital" are calculated by subtracting the "Changes in working capital" from "Net cash provided by operating activities" as found in the statements of cash flows.

In order to indicate to stakeholders the Company's earnings excluding the non-cash loss on the fair value of the Company's outstanding convertible debentures and non-cash impairment charges, the non-cash share based compensation the Company calculates "adjusted net earnings/ (loss) attributable to shareholders" to supplement the condensed consolidated financial statements.

Changes in numerous factors including, but not limited to, our share price, risk free interest rates, gold prices, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease.  The Company believes that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.

In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently the Company believes these measures are useful non-IFRS operating metrics ("non-GAAP measures") and supplement the IFRS disclosures made by the Company. These measures are not representative of all of Golden Star's cash expenditures as they do not include income tax payments or interest costs.  There are material limitations associated with the use of such non-GAAP measures.  Since these measures do not incorporate all non-cash expense and income items, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

For additional information regarding the Non-GAAP financial measures used by the Company, please refer to the heading "Non-GAAP Financial Measures" in the Company's Management Discussion and Analysis of Financial Condition and Results of Operations for the full year ended December 31, 2015 and in the Company's Management Discussion and Analysis for the three months ended March 31, 2016, both of which are available at www.sedar.com.

Cautionary Note Regarding Forward-Looking Information

This press release contains "forward looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Golden Star.  Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.  Forward-looking information and statements in this press release include, but are not limited to, information or statements with respect to: production and cash operating costs for 2016; the achievement of 2016 production guidance in terms of production, cash operating costs and capital expenditures; the timing for transforming, and the Company's ability to transform, into a lower cost producer and the resulting reduction in cash operating costs; sustaining, development and total capital expenditures for 2016; the results of the Prestea Underground mine feasibility study, including the post-tax internal rate of return, net present value (including assumed discount rates and gold price) and cash operating costs per ounce and all-in sustaining costs per ounce; the change to mechanized shrinkage mining at Prestea Underground mine and the impact on and duration of production, post-tax internal rate of return, net present value and cash operating costs per ounce and all-in sustaining costs per ounce; future work to be completed at Prestea Underground Mine; the safety and efficiency of mechanized shrinkage mining at Prestea Underground mine; the timing for mechanical and electrical rehabilitation work, as well as pre-development and development work and stoping, at Prestea Underground mine; the timing of and amount of production from Prestea Underground Mine; production from Wassa Underground mine and the timing of commercial production and full production at Wassa Underground; future work to be completed at Wassa Underground Mine, including increases in the rate of decline advances during the remainder of 2016; average annual life of mine combined production as Wassa and Prestea; capital expenditures for the development of Wassa Underground and Prestea Underground mines; the Company's ability to reduce the level of its debt, including through internal cash flow as the Company's new underground operations ramp-up to full production; and the ability of the Company to repay the 5% Convertible Debentures when due or to restructure them or make alternate arrangements.

Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Golden Star to be materially different from future results, performances or achievements expressed or implied by such statements.  Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in Mineral Reserves, grade or recovery rates; mine development and operating risks; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and risks related to indebtedness and the service of such indebtedness.  Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking information and statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of the Company's operating environment. Golden Star does not undertake to update any forward-looking information and statements that are included in this news release except in accordance with applicable securities laws.

Technical Information and Quality Control

The technical contents of this press release have been reviewed and approved by S. Mitchel Wasel, BSc Geology, a "Qualified Person" pursuant to National Instrument 43-101 ("NI 43-101"). Mr. Wasel is Vice President Exploration for Golden Star and an active member of the Australasian Institute of Mining and Metallurgy.

Additional scientific and technical information relating to the mineral properties referenced in this news release are contained in the following current technical reports for those properties available at www.sedar.com: (i) Wassa - "NI 43-101 Technical Report on feasibility study of the Wassa open pit mine and underground project in Ghana" effective date December 31, 2014; (ii) Prestea Underground - "NI 43-101 Technical Report on a Feasibility Study of the Prestea Underground Gold Project in Ghana" effective date November 3, 2015; and (iii) Bogoso - "NI 43-101 Technical Report on Resources and Reserves Golden Star Resources Ltd., Bogoso Prestea Gold Mine, Ghana" effective date December 31, 2013.

Cautionary Note to U.S. Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101. These definitions differ from the definitions of the Securities and Exchange Commission (the "SEC") set forth in Industry Guide 7 under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"). Under SEC Industry Guide 7 standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

For the above reasons, information contained in this news release or in the documents referenced herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

SOURCE Golden Star Resources Ltd.

%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Katharine Sutton, Director, Investor Relations and Corporate Affairs, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 06:58e 25-JUL-16